SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          ROK ENTERTAINMENT GROUP INC.

                           (formerly CYBERFUND, INC.)
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                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
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                         (Title of Class of Securities)

                                   74965M 109
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                                 (CUSIP Number)

                               Laurence Alexander
                      President and Chief Executive Officer
                          ROK Entertainment Group Inc.
                       ROK House, Kingswood Business Park
                            Holyhead Road, Albrighton
                             Wolverhamption WV7 3 AU
                                 United Kingdom
                              Tel.: 44-1902-374896
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 14, 2007
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74965M 109

(1) Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only).
         John Paul DeJoria
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(2)      Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [x]
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(3)      SEC Use Only
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(4)      Source of Funds
         PF
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        [ ]
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(6)      Citizenship or Place of Organization USA
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Number of                   (7)     Sole Voting Power                 10,049,593
Shares Bene-                ----------------------------------------------------
Ficially                    (8)     Shared Voting Power
                            ----------------------------------------------------
Owned by Each               (9)     Sole Dispositive Power            10,049,593
Reporting                   ----------------------------------------------------
Person With                 (10)    Shared Dispositive Power
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         10,049,593
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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(13)     Percent of Class Represented by Amount in Row (11)
         19.9%
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(14)     Type of Reporting Person
         IN
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* Percentage calculated on the basis of 50,250,876 shares of common stock issued and outstanding on November 14, 2007, as set forth in the Issuer's Form 8-K filed on November 20, 2007.

Item 1.           Security and Issuer.

         (a)      Title and Class of Security: Common Stock,
                                               par value $.001 per share.

         (b)      Issuer:           ROK Entertainment Group Inc.
                                    (formerly Cyberfund, Inc.) ROK House,
                                    Kingswood Business Park Holyhead Road,
                                    Albrighton
                                    Wolverhampton WV7 3AU

Item 2.           Identity and Background.

                  I.          John Paul DeJoria

                  2(a)        Name: John Paul DeJoria.

                  2(b) Business: John Paul Mitchell Systems, 9701 Wilshire Boulevard, Suite 1205, Beverly Hills, California 90212.

                  2(c)(i) Principal Business: John Paul DeJoria is an investor.

                  2(c)(ii) Address of Principal Business: John Paul Mitchell Systems, 9701 Wilshire Boulevard, Suite 1205, Beverly Hills, California 90212.

                  2(c)(iii)   Address of Principal Office: John Paul Mitchell
                              Systems, 9701 Wilshire Boulevard, Suite 1205,
                              Beverly Hills, California 90212.

                  2(d) Criminal Convictions: Mr. DeJoria has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  2(e)        Violations of Federal or State Securities Laws:
                              Mr. DeJoria was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Issuer shares held by the Reporting Individual (the "Shares") were acquired in a share exchange transaction which was completed on November 14, 2007 pursuant to which the Reporting Individual acquired a controlling interest in the Issuer.

Item 4.           Purpose of Transaction.

                  The purpose of the acquisition of the shares of common stock by the Reporting Individual was for investment. The Reporting Individual intends to review his holdings with respect to the Issuer on a continuing basis. Depending on the Reporting Individual's evaluation of the Issuer's business and prospects, and upon future developments (including, but not limited to, market price of the common stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Reporting Individual may acquire additional shares of the Issuer's common stock; sell all or a portion of his shares, now owned or hereinafter acquired; or maintain his position with respect to the company, and formulate plans or proposals with respect to any such matters.

Item 5.           Interest in Securities of the Issuer.

         I.       John Paul DeJoria.

         (a)      Aggregate Number: 10,049,593; Percentage: 19.9%.

         (b) All shares are held by the DeJoria Family Trust, a Texas trust established for estate planning purposes. John Paul DeJoria, as Trustee of the DeJoria Family Trust, has sole voting and dispositive power over the shares held by the trust. The DeJoria Family Trust has sole voting and dispositive power over the 10,049,593 shares held by the trust.

         (c)      None.

         (d)      Not Applicable.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Individual and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





DATED:  March 16, 2009


                                            /s/ John Paul DeJoria
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                                            John Paul DeJoria